4800 N. Scottsdale Road, Suite 5000	I	Scottsdale, AZ 85251	I	Phone 480.648.4545	I	1-866-VISTACARE (847.8222)	I	www.VistaCare.com

January 30, 2008

BY U.S. MAIL

Dear Shareholder:

We are pleased to report that VistaCare, Inc. (the “Company”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with OHC Investment, Inc. (“Purchaser”), a wholly-owned subsidiary of Odyssey HealthCare Holding Company, which is a wholly-owned subsidiary of Odyssey HealthCare, Inc. Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the Company’s outstanding shares of class A common stock, par value $0.01 per share (the “Shares”) at a price of $8.60 per Share, net to the seller thereof in cash, without interest thereon, less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated January 30, 2008, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on February 27, 2008, at which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will purchase all the Shares validly tendered pursuant to the tender offer and not properly withdrawn.

Following the consummation of the tender offer, Purchaser will merge (the “Merger”) with and into the Company on the terms and subject to the conditions set forth in the Merger Agreement, and each Share that is outstanding and that has not been accepted for purchase pursuant to the tender offer (other than Shares held by shareholders, if any, who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (“DGCL”)) will be converted into the right to receive cash in an amount equal to the highest price paid per Share in the tender offer. The tender offer is conditioned upon, among other things, at least a majority of the Company’s Shares on a fully-diluted basis being tendered and the termination or expiration of any waiting periods under applicable antitrust laws.

The Company’s Board of Directors unanimously (i) determined that the terms of the tender offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the tender offer and the Merger; and (iii) recommended that the Company’s shareholders accept the offer, tender their Shares into the tender offer, and, to the extent required by the DGCL, approve the merger and adopt the Merger Agreement.

Accordingly, the Company’s Board of Directors unanimously recommends that shareholders accept the tender offer, tender their Shares into the tender offer and, to the extent required by the DGCL, approve the Merger and adopt the Merger Agreement.

In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. We urge you to read the enclosed materials carefully and recommend that you tender your Shares promptly.

The directors and management of the Company thank you for the support you have given the Company over the years.

Sincerely,

Richard R. Slager
Chief Executive Officer